May 29, 2009

Jay Ingram
Special Counsel
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

Re:	SmarTire Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 4, 2009
File No. 0-24209

Dear Mr. Ingram:

This letter has been prepared in response to your request for SmarTire Systems Inc. (the “Company”) to respond to the staff’s comments in a letter dated March 12, 2009 with respect to the Revised Preliminary Proxy Statement on Schedule 14A filed by the Company on March 4, 2009.

Please note that the financial statements will go stale mid-June. If possible, please expedite the review.

Proposal 1 – Sale of Assets, page 10

Comment 1:
We note your response to prior comment 6.  In light of the material impact that the sale of your Tire Pressure Monitoring business, along with substantially all of your assets, will have on your results of operations and financials position, it appears the pro forma information is material to an informed voting decision.  Please revise to include pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim periods based upon the guidance in Item 14(b)(11) of Schedule 14 which requires you to provide financial information, if material, required by Article 11 of Regulation S-X with respect to this transaction.  In this regard, assuming the disposal qualifies as a discontinued operation, present the pro forma operating information for each of the past 2 years and interim periods.  See Rule 8-01 of Regulation S-X which states that to the extent that Rule 11-01 of Regulation S-X offers enhanced guidelines for the preparation, presentation and disclosure of pro forma financial information, smaller reporting companies should consider these items.

Response:	We have added the required pro forma financial information in Appendix D to Amendment No. 2 to the Proxy Statement and Information Circular

Comment 2:
We note your response to prior comment 7.  In accordance with the Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6, please revise to include audited financial statement for each of the two most recent fiscal years plus subsequent interim periods.  Additionally, include pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim period; if the disposal qualifies as a discontinued operation, the pro forma operating information should be presented for each of the past two years and interim periods.

Response:
Historical financial information has been incorporated by reference from our previously filed Forms 10-KSB and 10-Q on page 13 of Amendment No. 2 to the Proxy Statement and Information Circular, and pro forma financial information has been added as Appendix D.

Material Terms of Asset Sale, page 10

Comment 3:	We reissue prior comment 9. It does not appear that you revised the disclosure in response to the comment.

Response:	The Company has revised the first bullet point under the heading “Material Terms of the Asset Sale” accordingly on page 8 of Amendment No. 2 to the Proxy Statement and Information Circular.

Comment 4:
We note your response to prior comments 11 and 25.  Please expand the eighth bullet in this section and the last paragraph on page 14 to quantify the amount of cash and prepaid expenses as of the most recent practicable date.

Response:
The Company has revised the eighth and ninth bullet points under the heading “Material Terms of the Asset Sale,” (third and fourth bullet points on page 9 of Amendment No. 2 to the Proxy Statement and Information Circular and the second and third paragraphs under the heading “Our Business After the Asset Sale” on page 12 of the same.

Comment 5:
We note your response to prior comment 12; however, you did not file the proposed wind-down plan and projected budget referred to as exhibit D in section 4 of the liquidation agreement.  Please file as an exhibit the complete liquidation agreement.

Response:	We have included the proposed wind-down plan and projected budget as Exhibit 10.1 to our Form 10-Q for the quarterly period ended October 31, 2009, as filed on May 28, 2009.

Comment 6:
Please be advised we may have further comment on the disclosure of the proposed wind-down plan and projected budget added in response to prior comments 13 and 26 after you file as an exhibit the complete liquidation agreement.

Response:	We are so advised.

Reasons for the Asset Sale, page 12

Comment 7:
We note your responses to prior comments 14 and 15.  Please expand this section to quantify the offers and counteroffers during the negotiations with Bendix and during the “extensive negotiations” with the other parties.

Response:	We have revised the fifth bullet point with the caption “Value Received” under the heading “Reasons for the Asset Sale” on page 10 of Amendment No. 2 to the Proxy Statement and Information Circular.

Comment 8:
We reissue prior comment 16 in part.  It does not appear that you revised the last paragraph on page 13 in response to the comment as mentioned in the penultimate paragraph of your response to the comment.

Response:
We have revised the last paragraph under the heading “Reasons for the Asset Sale” on page 11 of Amendment No. 2 to the Proxy Statement and Information Circular to remove reference to reliance on advice from our financials advisors, since no formal reports, appraisals, or opinions were issued or relied upon in the sale process.

Comment 9:	We reissue prior comment 17. It appears that you did not revise the disclosure in response to the comment.

Response:
Prior Comment 17 asked us to disclose if the board conducted any material analyses regarding the consideration to be received for the sale of assets. In response, we revised the penultimate paragraph under the heading “Reasons for the Asset Sale” in Amendment No. 1 to the Proxy Statement and Information Circular.

This paragraph in the original version of the Proxy Statement and Information Circular read, “Therefore, our Board of Directors unanimously voted to accept the Bendix offer and move to complete the asset purchase with Bendix as soon as possible.”

In Amendment No. 1 to the Proxy Statement and Information Circular, we added the following language to the end of the paragraph: “In reaching its conclusion to recommend that investors vote for this proposal, the Board of Directors used a range of potential purchase price consideration to be received under terms of the Asset Purchase Agreement, with the minimum purchase price being $3,000,000 (upfront cash plus minimum earn-out).  A range of additional expected purchase prices payable pursuant to the earn-out mechanism were projected using internally generated forecast models for a fully-funded debt-free operation.”

We have added additional disclosures regarding the range of purchase prices and the Board’s rationale for choosing the Bendix offer over other offers in (i) the fifth bullet point with the caption “Value Received” under the heading “Reasons for the Asset Sale” on page 10 of Amendment No. 2 to the Proxy Statement and Information Circular, and (ii) the penultimate paragraph on page 11 of Amendment No. 2 to the Proxy Statement and Information Circular.

Comment 10:	Please expand your disclosure added in response to prior comment 18 to clarify:

•
Why the board recommended investors vote for the sale price of $3 million which was at the bottom of the first range disclosed in the penultimate paragraph of this section instead of a sale price elsewhere in the range; and

•	Where the purchase price fell within the second range mentioned in the penultimate paragraph.

Response:	We have revised the penultimate paragraph on page 11 under the heading “Reasons for the Asset Sale” of Amendment No. 2 to the Proxy Statement and Information Circular accordingly.

Shareholder Rights after the Asset Sale, page 14

Comment 11:
We note your responses to prior comments 22 and 23.  Given that you are not current in your reporting obligations, it appears you shareholders do not have the necessary information to make a reasonably informed investment decision with respect to the sale of substantially all of the assets to Bendix.  Please file your Form 10-Q for the quarterly period ended October 31, 008 prior to soliciting shareholder ratification of this transaction.

Response:	We have filed our Forms 10-Q for the quarterly periods ended October 31, 2008 and January 31, 2009.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the Untied States.

Very truly yours,

/s/ David A. Dodge

David A. Dodge
Interim Chief Financial Officer